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EXHIBIT 99.1

     CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

         Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections
(a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of Fiat S.p.A. (the "Company"), does hereby certify, to such officer's knowledge, that:

         The Annual Report on Form 20-F for the fiscal year ended December 31, 2002 of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: June 30, 2003

                                                  /s/ GIUSEPPE MORCHIO
                                                  _____________________________
                                                  Name: Giuseppe Morchio
                                                  Title: Chief Executive Officer

Dated: June 30, 2003
                                                  /s/ FERRUCCIO LUPPI
                                                  _____________________________
                                                  Name: Ferruccio Luppi
                                                  Title: Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Fiat S.p.A. and will be retained by Fiat S.p.A. and furnished to the Securities and Exchange Commission or its staff upon request.